POST OFFICE BOX 90808

LAFAYETTE, LOUISIANA 70509 USA

TELEPHONE: 337 235 2452

July 11, 2014

Via EDGAR and E-mail

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Susan Block

Re:	PHI, Inc.
Registration Statement on Form S-4
Originally filed May 23, 2014
File No. 333-196196

Dear Ms. Block:

PHI, Inc. (“PHI”) has today electronically filed under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-196196), originally filed on May 23, 2014 (the “Registration Statement”). Set forth below are PHI’s responses to the comments contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated June 19, 2014, with respect to the Registration Statement. Enclosed with this letter, please also find a copy of the Amendment, marked to show changes from the Registration Statement as filed on May 23, 2014.

We have numbered and reproduced below the full text of the Staff’s comment in italics, followed by our response.

Form S-4

General

Comment 1: We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission

July 11, 2014

Response 1:

Under separate cover, PHI has provided to the Staff a supplemental letter dated the date of this letter which contains the required information and representations.

Prospectus Cover Page

Comment 2: Please refer to the third paragraph and the risk factors cross-reference. Please revise the cross-reference so that it includes the page number of where the risk factors section appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

Response 2:

In response to the Staff’s comment, the cross-reference on the prospectus cover page has been revised to include the page reference to the risk factors section.

Signatures, page S-1

Comment 3: Please revise the second half of the signature pages on pages S-3 and S-4 to include the signatures of these registrants’ principal executive officer, principal financial officer, and controller or principal accounting officer, and the signatures of at least a majority of the board of directors or persons performing similar functions. Refer to Instruction 1 to Signatures on Form S-4. In this regard, we note that the signatories have only signed the second half of the signature pages in their capacities as managers.

Response 3:

In response to the Staff’s comment, pages S-3 and S-4 have been revised to identify the registrants’ principal executive officer, principal financial officer and principal accounting officer.

Exhibit 5.2

Comment 4: Please refer to the second paragraph on page 1. We note that the first numbered subparagraph contains bracketed language. Please have counsel revise as applicable.

Response 4:

In response to the Staff’s comment, Crowley Fleck PLLP’s opinion has been revised to remove the bracketed language.

Comment 5: Please refer to the first full paragraph on page 2. We note the disclosure that “[w]e have assumed… the due authorization, execution and delivery of the Indenture, the Registration Rights Agreement, the Notes and all other documents by the parties thereto.” Please have counsel revise to carve out “the Companies” from the above referenced assumption.

Response 5:

In response to the Staff’s comment, the language in Crowley Fleck PLLP’s opinion has been revised as requested.

Securities and Exchange Commission

July 11, 2014

Comment 6: For the guarantors discussed in this opinion (the Montana limited liability companies), we note that neither the 5.1 or 5.2 legal opinion provides the needed opinion that the guarantees will be binding obligations of the guarantors. Please revise accordingly. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011. We also note that the guarantees appear to be governed by New York law and that counsel must opine on the binding obligation under the law governing the Indenture. Please have counsels revise the 5.1 or 5.2 legal opinion, as applicable, to provide the required binding obligation opinions with respect to the guarantees and the guarantors discussed in this opinion.

Response 6:

In response to the Staff’s comment, each of Crowley Fleck LLP and Jones Walker LLP’s opinions has been revised to opine that the guarantees are binding obligations of the guarantors, including under New York law.

Comment 7: Please refer to the second full paragraph on page 2 which continues onto page 3. We note the disclosure that “we are of the opinion that the Guarantees executed on behalf of the Companies are duly authorized and enforceable.” Local counsel’s opinion should opine that “the Companies” are validly existing, have the power to create the obligations and have taken the required steps to authorize entering into the obligations. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011. Please have counsel revise as applicable.

Response 7:

In response to the Staff’s comment, Crowley Fleck PLLP’s opinion has been revised as requested.

Comment 8: Please refer to the carry-over paragraph on the top of page 3. We note the disclosure that “[b]ased solely on the Certificates of Existence, it is our opinion that the Companies are duly organized and validly existing legal entities under the laws of the State of Montana.” Please have counsel delete the qualification “[b]ased solely on the Certificates of Existence.”

Response 8:

In response to the Staff’s comment, Crowley Fleck PLLP’s opinion has been revised as requested.

PHI represents to the Commission and the Staff that PHI is responsible for the adequacy and accuracy of the disclosures in its filings and the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve PHI from its full responsibility for the adequacy and accuracy of the disclosure in the filing. PHI further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, PHI will not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 11, 2014

If you have any questions or comments, please contact me at your earliest convenience at (337) 272-4452.

Sincerely,

/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay

cc: Kenneth J. Najder